TPG PACE TECH OPPORTUNITIES II CORP.

301 Commerce St., Suite 3300

Fort Worth, TX 76102

April 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	TPG PACE TECH OPPORTUNITIES II CORP.
Registration Statement on Form S-1 Filed March 8, 2021 File No. 333- 254006

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), TPG Pace Tech Opportunities II Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 8, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Eduardo Tamraz, Executive Vice President of Corporate Development and Secretary, TPG Pace Tech Opportunities II Corp., at the above-mentioned address, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153.

Please do not hesitate to contact Alexander D. Lynch at (212) 310-8971 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

TPG PACE TECH OPPORTUNITIES II CORP.,

By:	/s/ Eduardo Tamraz
Eduardo Tamraz
Executive Vice President of Corporate Development and Secretary

cc:	Alexander D. Lynch
Weil, Gotshal & Manges LLP